SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission file number 333-88297

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VINTAGE PETROLEUM, INC.

401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VINTAGE PETROLEUM, INC.

110 West Seventh Street

Tulsa, Oklahoma 74119

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vintage Petroleum, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VINTAGE PETROLEUM, INC. 401(k) PLAN

By:	Vintage Petroleum, Inc.
Plan Administrator

Date: June 28, 2004	By	/s/ Michael F. Meimerstorf
Michael F. Meimerstorf
Vice President and Controller

VINTAGE PETROLEUM, INC. 401(k) PLAN

INDEX TO

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Report of Independent Registered Public Accounting Firm

To the Advisory Committee

    of the Vintage Petroleum, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Vintage Petroleum, Inc. 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Tulsa, Oklahoma

    June 25, 2004

VINTAGE PETROLEUM, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS:
Investments, at fair value	$23,053,703	$17,548,010
Participant loans	542,530	624,360

Total investments	23,596,233	18,172,370
Accrued interest and dividends	52,235	59,398
Contributions receivable	94,549	81,732
Loan payments receivable	5,205	6,103
Due from broker	39,389	20,818

NET ASSETS AVAILABLE FOR BENEFITS	$23,787,611	$18,340,421

The accompanying notes are an integral part of these statements.

VINTAGE PETROLEUM, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Employer contributions	$1,397,369
Employee contributions	2,345,291
Investment income - Interest and dividends	350,908
Net appreciation in fair value of investments	2,959,532

Total additions	7,053,100

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	(1,605,910)

Net increase	5,447,190

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	18,340,421

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$23,787,611

The accompanying notes are an integral part of this statement.

VINTAGE PETROLEUM, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. PLAN DESCRIPTION:

The following description of the Vintage Petroleum, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Vintage Petroleum, Inc. (the Company) who are at least 21 years of age. The Plan was established on December 11, 1992, effective for the year beginning January 1, 1993. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administration

Under a trust agreement dated December 11, 1992, Bank of Oklahoma, N.A. (the Trustee) was appointed trustee for the Plan. The Plan is administered by the Company, which has appointed an advisory committee to assist the Company with its duties as Plan Administrator.

Contributions

Participants may elect to contribute from 1% to 25% of their compensation, as defined in the Plan agreement, through payroll deductions subject to certain limitations. Prior to September 16, 2002, participants’ contributions were limited to 15% of their compensation. The Company makes discretionary matching contributions. During 2003, the Company matched 100% of participants’ contributions up to 6% of their compensation and such matching contributions were initially invested in the common stock of the Company.

In addition to the matching contribution, the Company may make a discretionary contribution, which is determined and approved by the Board of Directors annually. No discretionary contributions were made in 2003.

Effective March 11, 2002, the Plan was amended to allow participants the right to direct the Trustee to convert any discretionary matching contributions made by the Company, which were initially invested in the common stock of the Company, to any other investment option available under the Plan.

Effective September 16, 2002, the Plan was amended to allow participants age 50 and over to make additional contributions of $1,000 in 2002, $2,000 in 2003, $3,000 in 2004, $4,000 in 2005 and $5,000 in 2006.

Participant Accounts

Each participant’s account is credited with his or her contributions, the Company matching contributions and the earnings thereon. The participant’s benefit is the vested portion of the account that can be distributed from the participant’s account.

Vesting

Participants are immediately vested in their rollover contributions, elective deferral contributions and the earnings thereon. Participants are vested in the remainder of their accounts based upon years of service whereby partial vesting begins after one year of service. Participants are fully vested after five years of service.

Forfeitures

Forfeitures resulting from participants withdrawing from the Plan and leaving unvested balances are used to reduce Company contributions. For the year ended December 31, 2003, $38,478 of forfeitures were used to reduce Company contributions. As of December 31, 2003, $643 was available to offset future Company contributions.

Participant Loans

The Plan has a loan policy whereby participants can obtain interest-bearing loans from their account balances in the Plan. The interest rate applied to the participant loans is equal to the National Prime Rate on the first business day of the month the loan is obtained plus 1%. Loan limitations are subject to Internal Revenue Service (IRS) regulations, as well as the Plan’s policy, which specifies a minimum loan amount of $1,000 and limits loans to 50% of the participant’s deferral account balance, not to exceed $50,000.

Payments of Benefits

Upon retirement, death, disability, or termination of service, a participant (or the designated beneficiary in the event of death) may elect to receive a lump-sum distribution equal to his or her vested account balance. In addition, hardship distributions are permitted if certain criteria defined by the Plan agreement are met.

Plan Termination

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to discontinue the Plan at its discretion. In the event that such discontinuance results in the termination of the Plan, all amounts credited to participant accounts will become 100% vested. The net assets of the Plan will be distributed by the Trustee in accordance with the trust agreement in a uniform and nondiscriminatory manner.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The Plan’s financial statements are presented on the accrual basis of accounting. Benefits paid to participants are recorded upon distribution.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

Cash is stated at cost. Company common stock is valued at fair value based on the last reported sales price on the last business day of the year. Shares of mutual funds are valued at fair value based on the net asset values of the shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Cash settlements of purchases and sales occur after the trade date resulting in amounts due to or from the broker. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan provides for a variety of investment options. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Plan Expenses

The Company has paid all administrative expenses of the Plan, including Trustee fees, for the year ended December 31, 2003, which totaled $48,703. The Plan allows the Company to be reimbursed for expenses incurred on its behalf. The Company does not intend to collect reimbursement for any expenses incurred by the Plan in the past but maintains the option of being reimbursed for future expenses.

3. INVESTMENTS:

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2003 Market Value	2002 Market Value

American Performance Cash Management Fund	$2,017,919	$1,293,316
PIMCO Total Return Institutional Fund	1,886,781	1,182,562
Vanguard 500 Index Fund	2,877,598	1,759,309
Vintage Petroleum, Inc. Common Stock	12,106,174	10,795,792

During 2003, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

Mutual Funds	$1,343,104
Vintage Petroleum, Inc. Common Stock	1,616,428

$2,959,532

4. TAX STATUS:

The Plan Sponsor has not received a determination letter from the Internal Revenue Service on their adoption of the non-standardized prototype plan. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current Internal Revenue Service prototype plan opinion letter dated August 30, 2001, stating that the prototype plan is qualified under Section 401 of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this opinion, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

APPENDIX I

VINTAGE PETROLEUM, INC. 401(k) PLAN

SCHEDULE H, ITEM 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

EIN NO. 73-1182669

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
Bank of Oklahoma	Cash	**	$71,013

Bisys Fund Services	American Performance Cash Management Fund	**	2,017,919

Goldman Sachs Asset Management Group	Goldman Sachs Growth Opportunity Fund	**	303,399

AIM Distributors, Inc.	AIM Constellation A Fund	**	1,082,409

SWS Financial Services	American AAdvantage International Equity Fund	**	840,343

Hotchkis and Wiley Capital Management	Hotchkis and Wiley Small Cap Value I Fund	**	843,124

The Vanguard Group	Vanguard LifeStrategy Conservative Growth Fund	**	57,653

The Vanguard Group	Vanguard LifeStrategy Moderate Growth Fund	**	167,336

The Vanguard Group	Vanguard LifeStrategy Growth Fund	**	311,529

The Vanguard Group	Vanguard LifeStrategy Income Fund	**	173,018

The Vanguard Group	Vanguard 500 Index Fund	**	2,877,598

PIMCO Funds Distributors LLC	PIMCO Total Return Institutional Fund	**	1,886,781

Federated Investors, Inc.	Federated Capital Preservation Fund	**	315,407

*Vintage Petroleum, Inc.	Common stock, $0.005 par value, 1,006,332 shares	**	12,106,174

		**	$23,053,703

*Various Plan Participants	Participant loans with interest rates from
	5.0% to 10.5% and various maturities	$542,530	$542,530

*	Party-in-interest.

**	This column is not applicable to participant directed investments.

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT

23.1	Consent of Independent Registered Public Accounting Firm